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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2004


                             AETERNA ZENTARIS INC.
                   ------------------------------------------
                    (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F         Form 40-F    X
                                 ------             ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes       No   X
                            -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----


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                                 DOCUMENTS INDEX

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DOCUMENTS   DESCRIPTION
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1.          Press release dated October 27, 2004 -AEterna Zentaris Enters into a
            License and Collaboration Agreement with Tulane University for a Novel
            Class of Potential Anti-Cancer Agents - GROWTH HORMONE RELEASING HORMONE
            ANTAGONISTS
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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release




AETERNA ZENTARIS ENTERS INTO A LICENSE AND COLLABORATION AGREEMENT WITH TULANE UNIVERSITY FOR A NOVEL CLASS OF POTENTIAL ANTI-CANCER AGENTS - GROWTH HORMONE RELEASING HORMONE ANTAGONISTS


QUEBEC CITY, CANADA, OCTOBER 27, 2004 -AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced that it has entered into a license and collaboration agreement with Tulane University, in New Orleans, for the development of Growth Hormone Releasing Hormone (GH-RH) antagonists, a novel class of potential anti-cancer agents.

Under the terms of the agreement, AEterna Zentaris obtained worldwide, exclusive rights to develop and commercialize GH-RH antagonists for all potential indications, including cancer and endocrine disorders, in exchange for research funding, an upfront fee and milestone payments, in addition to royalties on future sales.

GH-RH antagonists represent a potential novel class of promising anti-cancer agents that may offer distinct advantages as compared to other classes of anti-tumor agents, with utility in a variety of tumor types. In addition to their ability to exert both direct (by blocking GH-RH receptors on tumor cells) and indirect (by blocking the secretion of GH from the pituitary and thereby suppressing the production of IGF-I in the liver) anti-proliferative effect, GH-RH antagonists should offer a favorable safety profile, including lack of side effects associated with traditional chemotherapeutic agents.

"We are very pleased to continue our extremely successful cooperation with Prof. Andrew V. Schally and his group at Tulane University with this exciting new approach for the treatment of cancer and other endocrine diseases," said Prof. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer at AEterna Zentaris.

"We are very excited to enter this collaboration with AEterna Zentaris," said Prof. Andrew V. Schally, Professor of Medicine and Head, Section of Experimental Medicine at Tulane University. "GH-RH antagonists, in which our group has a wide lead, are most promising for the therapy of a variety of tumors and may offer distinct advantages over other classes of prospective anti-tumor agents, including lack of severe side effects typical of chemotherapy."


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                                                         [AETERNA ZENTARIS LOGO]

"The addition of GH-RH antagonists, which may offer broad therapeutic utility as anti-cancer agents and endocrine therapy, represents an important step in our continued effort on building a strategic portfolio in oncology and endocrinology, our current areas of focus," concluded Mr. Gilles Gagnon, President and Chief Executive Officer of AEterna Zentaris.

GH-RH is a hormone secreted in the brain by the hypothalamus that acts on the pituitary gland to stimulate the synthesis and the release of growth hormone
(GH). Many tumor types are potentially dependent on levels of GH and insulin-like growth factors, IGF-I and IGF-II, which stimulate cell proliferation while inhibiting programmed cell death (apoptosis).

Initial, early evidence for the anti-tumor activity of GH-RH antagonists was provided by research conducted at Tulane University, which demonstrated that GH-RH antagonists inhibit the growth of a broad range of cancer cell lines, including pancreatic, colorectal, prostate, breast, renal, small-cell/non small-cell lung cancer, osteosarcoma and glioblastoma. Importantly, GH-RH antagonists were shown to have a direct anti-proliferative effect IN VITRO on certain cancer cell types, an action that is thought to be mediated by the presence of locally-produced GH-RH, which may act as an autocrine growth factor, and its receptors in the respective cancer cell lines. GH-RH antagonists also inhibit indirectly the production of IGF-I and IGF-II in tumors.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris also owns 60% of Atrium Biotechnologies Inc., which develops, manufactures and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.

                                                                              2

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                                                         [AETERNA ZENTARIS LOGO]

Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-
CONTACTS:

MEDIA RELATIONS                              INVESTOR RELATIONS
Paul Burroughs                               Jacques Raymond
(418) 652-8525 ext. 406                      (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com           jacques.raymond@aeternazentaris.com

U.S. INVESTOR RELATIONS                      EUROPE
Lippert/Heilshorn & Associates               Matthias Seeber
Kim Golodetz                                 +49 69 42602 3425
(212) 838-3777                               matthias.seeber@zentaris.de
kgolodetz@lhai.com                           ---------------------------
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                                                                              3

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AETERNA ZENTARIS INC.


Date:  October 27, 2004                         By:  /s/ Mario Paradis
-----------------------                              ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary